UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

______________________

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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Date of Report (Date of earliest event reported): August 8, 2016 (August 5, 2016)

TYCO INTERNATIONAL PLC
(Exact Name of Registrant as Specified in its Charter)

Ireland	98-0390500
(Jurisdiction of Incorporation)	(IRS Employer Identification Number)

001-13836
(Commission File Number)

One Albert Quay
Albert Quay, Cork, Ireland
(Address of Principal Executive Offices, including Zip Code)
353-21-426-0000
(Registrant’s Telephone Number, including Area Code)

Check the appropriate box below if the form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒            Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2 (b) under the Exchange Act (17 CFR 240.14d-2 (b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

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Item 5.04.	Temporary Suspension of Trading Under Registrant’s Employee Benefit Plans.
On August 5, 2016, Tyco International plc (“Tyco”) sent a notice (the “Blackout Notice”) to its directors and its officers who are subject to Section 16 of the Securities Exchange Act of 1934, as amended (“Section 16”), informing them that, in connection with Tyco’s proposed combination with Johnson Controls, Inc. (“Johnson Controls”) pursuant to the Agreement and Plan of Merger, dated January 24, 2016, by and among Tyco, Johnson Controls, and Jagara Merger Sub LLC, as amended (the “Merger”), a blackout will be imposed during which they will be subject to certain trading restrictions with respect to ordinary shares of Tyco (“Tyco Shares”).
Section 306(a) of the Sarbanes-Oxley Act of 2002 and Regulation BTR (i.e., the Blackout Trading Restriction), promulgated by the U.S. Securities and Exchange Commission, generally impose certain restrictions on trading by directors and executive officers of an issuer in the event that the ability of at least 50% of the participants and beneficiaries under all individual account plans maintained by the issuer that are subject to the Employee Retirement Income Security of 1974, as amended (“ERISA”) is suspended with respect to the purchase, sale, or other acquisition or transfer of an interest in the equity of the issuer held in the plans. The reason for the blackout is that participants in the Tyco International Retirement Savings and Investment Plan (the “Plan”) will be subject to a trading blackout with respect to Tyco Shares held in the Plan for a period of approximately four to six consecutive business days in connection with the Merger. On August 2, 2016, participants in the Plan received a notice pursuant to Section 101(i)(2)(E) of ERISA regarding the pending blackout restrictions relating to the Tyco Shares held by the Plan.
During the blackout period, [subject to certain limited exemptions], directors and Section 16 officers will be prohibited from directly or indirectly purchasing, selling, acquiring or transferring any Tyco Shares or derivative securities with respect to Tyco Shares acquired in connection with their service or employment as a director or Section 16 officer of Tyco, except that directors and Section 16 officers will participate in the 1-for-0.955 share consolidation applicable to Tyco Shares in connection with the Merger. Tyco anticipates the blackout period will begin on September 1, 2016 and end no later than September 9, 2016.
Attached hereto as Exhibit 99.1 and incorporated by reference is a copy of the Blackout Notice.

Item 8.01                                           Other Events.

Attached and incorporated herein by reference as Exhibit 99.1 is a copy of the Blackout Notice dated August 5, 2016.

Item 9.01. Financial Statements and Exhibits.
(c) Exhibits.

Exhibit No.	Description
99.1	Blackout Notice, dated August 5, 2016

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TYCO INTERNATIONAL PLC
(Registrant)

	By:	/s/ ANDREA GOODRICH
Andrea Goodrich
Vice President and Corporate Secretary

Date: August 8, 2016

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